

July 26, 2007

Via Facsimile (212) 492-0257 and U.S. Mail

Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re:** **Ryerson Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 20, 2007 by the Harbinger Capital Partners Master Fund I,**
>   **Ltd. and Harbinger Capital Partners Special Situations Fund, L.P.**
> **File No. 001-09117**
>
> **Schedule 13D/A filed July 20, 2007**
> **File No. 001-09117**

Dear Mr. Williams:

We have reviewed the above-referenced filings and have the following comments.

Revised Schedule 14A

Annex A

1.   We reissue comment 2 from our previous letter. Please provide the disclosure required by Item 5(b)(viii) of Schedule 14A, including the notional number of securities subject to each agreement, the initial reference price, and the amount and nature of the interim payments, each as referred to in your current disclosure.

Schedule 13D/A

2.   We disagree with your response to previous comment 3 and we reissue it. We note that both Item 5(c) and Item 6 of Schedule 13D require the disclosure of the terms of these agreements. Please revise the disclosure to provide the information described in the comment above. Also, file the swap agreements as exhibits to the Schedule 13D.

<u>Closing Comments</u>

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions